Via Edgar

July 14, 2023

Paul Cline

Division of Corporation Finance

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quetta Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted June 14, 2023

CIK No. 0001957091

Dear Mr. Cline:

On behalf of our client, Quetta Acquisition Corp., a Delaware company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 11, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the amended draft registration statement (“DRS No.2”) filed in response to the Staff’s comments below.

Draft Registration Statement on Form S-1 Submitted June 14, 2023

Cover Page

1.	Please clarify that the public shareholders will not have the opportunity to vote if the sponsor extends the period of time to consummate the business combination for up to 18 months.

Response: The Company has revised the disclosure on the cover page and pages 7, 46, 90, and 113 of DRS No.2.

Risk Factors

The Excise Tax included in the Inflation Reduction Act of 2022 . . ., page 65

2.	Please describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares in connection with a business combination such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company has revised the disclosure on page 65 of DRS No.2.

General

3.	Please update the disclosure to the most recent practicable date, including the disclosure related to Yotta Acquisition Corporation’s merger with NaturalShrimp Incorporated.

Response: The Company has revised the disclosure on pages 6 and 87 of DRS No.2.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner